Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

May 29, 2013

SoftBank Corp.

SoftBank Receives Clearance for Sprint Acquisition

from Committee on Foreign Investment in the United States

SoftBank Corp. (the “Company”), as announced in the press release titled “Strategic Acquisition of Sprint by SoftBank” dated October 15, 2012, will invest approximately USD 20.1 billion (approximately JPY 1 trillion 650 billion*) in Sprint Nextel Corporation (“Sprint”). In the transaction, approximately 55% of Sprint shares will be exchanged for $7.30 per share in cash, and the remaining shares will convert into shares of a new publicly traded entity, New Sprint. Following closing, Sprint will become a wholly-owned subsidiary of New Sprint, and the Company will own approximately 70% of the fully-diluted shares of New Sprint.

On May 28, 2013 (EDT), the Company was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that it has completed its investigation of the proposed transaction between the Company and Sprint and there are no unresolved national security issues relating to the transaction.

The Company anticipates closing the transaction on July 1, 2013, subject to satisfaction of closing conditions, including receipt of approval from the Federal Communications Commission (“FCC”) and the approval of Sprint stockholders.

*	converted at the reserved rate of USD = JPY 82.2

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.